Filed Pursuant to Rule 433
Registration Nos. 333-231185
and 333-231185-01
August 17, 2020
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 17, 2020)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2020A 1.750% Senior Notes due January 15, 2031
Expected Ratings:*	Baa1 (Stable) / A- (Negative) / BBB+ (Negative) (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.670%
Maturity Date:	January 15, 2031
Benchmark Treasury:	0.625% due August 15, 2030
Benchmark Treasury Yield:	0.685%
Spread to Treasury:	+110 basis points
Re-offer Yield:	1.785%
Optional Redemption:
Make-Whole Call:	Prior to October 15, 2030 at T+20 basis points
Par Call:	On or after October 15, 2030 at 100%
Coupon:	1.750%
Interest Payment Dates:	January 15 and July 15 of each year, beginning January 15, 2021
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AD0/US8426EPAD09
Trade Date:	August 17, 2020
Expected Settlement Date:	August 21, 2020 (T+4)
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc.
Senior Co-Managers:	BBVA Securities Inc. Intesa Sanpaolo S.p.A. Santander Investment Securities Inc.
Co-Managers:	Academy Securities Inc. Cabrera Capital Markets LLC CastleOak Securities, L.P. Drexel Hamilton, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-0727, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533, Mizuho Securities USA LLC toll free at 1-866-271-7403 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.